News Release

Alexco Reports Voting Results from Annual General Meeting

June 9, 2015 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) announces the results of matters voted upon at its Annual General Meeting (the “Meeting”) of shareholders held earlier today.

A total of 43,460,461 votes were cast, representing 62.5% of the issued and outstanding common shares as of the record date for the Meeting. All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	Percentage	Votes Withheld	Percentage

Clynton R. Nauman	14,866,417	98.2%	270,120	1.8%
Michael D. Winn	13,223,281	87.4%	1,913,256	12.6%
Terry Krepiakevich	14,816,365	97.9%	320,172	2.1%
Rick Van Nieuwenhuyse	13,204,981	87.2%	1,931,556	12.8%
Richard N. Zimmer	14,811,415	97.9%	325,122	2.2%

Shareholders also voted 96.1% in favour to set the number of directors at five. In addition, PricewaterhouseCoopers LLP, Chartered Accountants, were re-appointed as auditors with 97.8% voting support.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada’s Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact:

Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada